UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Financial Statements and

Report of Independent

Registered Public Accounting Firm

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2009 and 2008

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Members of the Unitil Corporation 401(k) Plan Committee and the Plan Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2009 are presented for additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CATURANO AND COMPANY, P.C.

June 21, 2010

Boston, Massachusetts

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2009	2008
Investments at Fair Value:
Registered Investment Companies:
American Balanced Fund	$1,617,474	$1,194,025
Growth Fund of America	7,437,974	5,639,977
MainStay High Yield Corporate Bond Fund	902,986	470,005
PIMCO Real Return Fund	760,394	750,141
PIMCO Total Return Fund	1,893,791	1,425,231
BlackRock LifePath Retirement Fund	245,813	30,656
BlackRock LifePath 2010 Fund	—	139,867
BlackRock LifePath 2020 Fund	514,326	234,846
BlackRock LifePath 2030 Fund	272,236	133,499
BlackRock LifePath 2040 Fund	213,523	125,472
MainStay S&P 500 Index Fund	1,175,346	902,235
Columbia Mid Cap Index Fund	387,444	—
Van Kampen Growth and Income Fund	2,873,173	2,262,898
Davis New York Venture Fund	511,502	228,765
Jennison Small Company Fund Z	400,306	247,284
Third Avenue Small Cap Value Fund	99,368	52,405
JP Morgan Mid Cap Value Fund	584,177	438,112
Royce Low-Priced Stock Fund	1,011,810	507,538
Van Kampen Mid Cap Growth Fund	359,795	132,692
TCW Galileo Value Opportunities Fund	—	160,558
Fidelity Advisor Diversified International Fund	2,196,714	1,794,277

Total Registered Investment Companies	23,458,152	16,870,483

Stable Value Fund (New York Life Anchor Account)	7,725,056	6,868,426
Participant Loans	1,019,169	975,631
Unitil Corporation Stock Fund:
Unitil Corporation Common Stock	4,534,046	3,716,112
MainStay Cash Reserves Fund I	219,882	182,609

Total Unitil Corporation Stock Fund	4,753,928	3,898,721

Total Investments at Fair Value	36,956,305	28,613,261

Contributions Receivable - Employee	—	156,001
Contributions Receivable - Employer	—	40,890

Adjustment from Fair Value to Contract Value for Interest in Fully Benefit-Responsive Contract	389,499	1,064,613

Net Assets Available for Benefits	$37,345,804	$29,874,765

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2009
Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$5,053,654
Interest on participant loans	70,110
Interest and dividends	930,907

Total investment income	6,054,671

Contributions:
Participant	2,290,341
Employer	672,600
Employee Participant Rollover	58,867

Total contributions	3,021,808

Total additions	9,076,479

Deductions from net assets attributed to:
Benefits paid to participants	(863,080)
Rollover distributions	(628,831)
In-kind distributions	(113,529)

Total deductions	(1,605,440)

Net increase	7,471,039

Net assets available for benefits:
Beginning of year	29,874,765

End of year	$37,345,804

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF PLAN

The following description of The Unitil Corporation (“Unitil” or the “Company”) Tax Deferred Savings and Investment Plan (“Plan” or “401(k) Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

In September 2009, the Company simultaneously amended its 401(k) Plan and its defined benefit pension plan (“Pension Plan”), effective January 1, 2010. The changes to the Company’s 401(k) Plan, resulting from these amendments, were as follows:

For current non-union employees who elected to stay with the Company’s existing Pension Plan, there were no changes in the 401(k) Plan. For those employees, the Company will continue to match contributions, with a maximum matching contribution of 3% of current compensation and those participants will be 100% vested in these company matching contributions once they have completed three years of service.

For non-union employees who are hired on or after January 1, 2010, and for non-union employees who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Company is providing the following enhancements to the 401(k) Plan, effective January 1, 2010:

•	The Company will increase the matching contributions from 3% of base pay to 6% of base pay. This will be a 100% match of the elective deferrals up to 6% of compensation.

•	The Company will contribute 4% of base pay each year, regardless of whether or not the non-union employee elects to contribute to the 401(k) Plan.

•	All Company contributions will be 100% vested at all times.

•

New non-union employees will be automatically enrolled in the 401(k) Plan following the completion of 1,000 hours of service, with the automatic employee contribution rate of 3%. This contribution rate will automatically increase by 1% on January 1st of each year until the non-union employee’s contribution is 10% of pay. Non-union employees may elect to opt-out of the automatic enrollment and/or automatic increase features of the enhanced 401(k) Plan.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. (“Northern Utilities”) and Granite State Gas Transmission, Inc. (“Granite State”) (the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged New York Life Trust Company (“New York Life” or “trustee”) as the trustee of

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The Plan’s effective date is July 1, 1985. The Plan was amended and restated effective January 1, 2009 to comply with current Federal regulations. The Plan was also amended on June 18, 2009 to comply, effective January 1, 2007, with the final regulations under Section 415 of the Code. A further amendment was made to the Plan effective January 1, 2010, as discussed above.

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1,000 hours of credited service, as defined by the Plan Document.

Employees who are members of Utility Workers Union of America (“UWUA”) Local 341 are eligible to participate on the first day of the month following completion of one (1) year of service.

Employees who are members of United Steelworkers of America (“USWA”) Local 12012-6 are eligible to participate on the first day of the month following completion of sixty (60) consecutive days of employment.

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) total base pay, as defined by the Plan Document, or (2) total base pay plus bonuses, commissions, incentive and overtime pay. These contributions are subject to Code limitations.

Employees of Northern Utilities or Granite State who are members of UWUA Local 341 or USWA Local 12012-6 may contribute from 1% to 75% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis.

Participants who are age 50 or will turn age 50 by the end of the Plan year may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

As discussed above, effective January 1, 2010, new non-union employees will be automatically enrolled in the 401(k) Plan following the completion of 1,000 hours of service, with the automatic employee contribution rate of 3%. This contribution rate will automatically increase by 1% on January 1st of each year until the non-union employee’s contribution is 10% of pay. Non-union employees may elect to opt-out of the automatic enrollment and/or automatic increase features of the enhanced 401(k) Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of their eligible compensation, as defined by the Plan Document, as elected by the participant. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

Employees of Northern Utilities or Granite State who are members of UWUA Local 341 or USWA Local 12012-6 and who have completed one year of service shall receive company matching contributions equal to 50% of their employee contributions which do not exceed 5% of Compensation, as defined by the Plan Document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan Document. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability, death or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A participant will become 100% vested in his or her account as a result of disability, death or retirement.

Employees of Northern Utilities and Granite State who are members of UWUA Local 341 or USWA Local 12012-6 are always 100% vested in all employee and employer contributions.

Participant Loans Receivable

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceeding twelve month

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

period, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2009, there are 127 loans to participants, maturing from 2010 to 2024 with interest rates ranging between 4.25% and 9.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar quarters or years. Payments are generally received in cash. Participants may elect to receive in-kind distributions of employer securities, as described below.

In-Kind Distributions

One of the Plan’s investment options is the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). When receiving payment of benefits, a participant invested in the Unitil Corporation Stock Fund may elect to receive whole shares of stock (i.e. in-kind distributions), with any fractional shares, and the cash and cash equivalent portions of the underlying stock account, being distributed in cash.

Forfeitures

A participant who terminates his or her employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. There were no forfeited amounts used to reduce future Company contributions in 2009. There were $4,007 and $3,628 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2009 and 2008, respectively.

Investment Options

The Plan offers twenty-one investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund (“Stock Fund”) is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At December 31, 2009 and 2008, the Stock Fund had approximately 5% in cash and cash equivalents and 95% in Company stock.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of investment contracts as well as the adjustment of fully benefit-responsive contracts from fair value to contract value. The investment contract in the Plan is a pooled separate account with New York Life and therefore is not subject to the general creditworthiness of New York Life. The statement of changes in net assets available for benefits is presented on a contract value basis.

Subsequent Events

The Company has evaluated all events or transactions through the date of this filing. During this period, there were no material subsequent events that impacted the Plan’s financial statements.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the New York Life Stable Value Fund are valued at estimated fair value based on the fair value of the pooled separate account’s underlying investments based on information provided by the trustee. (See Note F). The Unitil Corporation Stock Fund is stated at fair value as determined by quoted market prices of both Unitil common stock and cash equivalents held in the fund. Participant loans represent the outstanding principal balances of the loans and are valued at their amortized cost, which approximates fair value.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan Document. Investment management fees are netted against the earnings of each fund.

NOTE C - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

NOTE E - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 15, 2009 that the Plan, including amendments made through January 1, 2009, and related trust are designed in accordance with applicable sections of the Code.

Although the Plan has been amended subsequent to January 1, 2009, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

NOTE F - NEW YORK LIFE STABLE VALUE FUND

The investment in the Stable Value Fund is a pooled account with New York Life. New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

As described in Note B, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a daily basis for resetting.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields:	2009	2008
Based on actual earnings	3.18%	4.48%
Based on interest rate credited to participants	2.68%	3.98%

NOTE G – FAIR VALUE OF PLAN ASSETS

As of January 1, 2008, the Plan adopted the guidance set forth by the Financial Accounting Standards Board (“FASB”) for Plan investments. The FASB guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 –	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Trading Securities (Mutual Funds)

These equity securities are valued based on quoted prices from the market and include mutual funds. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Unitil Corporation Stock Fund

This fund includes publicly traded common stock of Unitil Corporation valued at quoted prices available on the New York Stock Exchange (categorized as Level 1) as well as cash and cash equivalents held in the MainStay Cash Reserves Fund I. The MainStay Cash Reserve Fund I is categorized as Level 1 as it is actively traded and no valuation adjustments have been applied.

Stable Value Fund

Investments in the pooled separate account are valued based on the fair value of the underlying investments based on information provided by the trustee. These investments are categorized as Level 2.

Loan Fund

Participant loans represent the outstanding principal balances of the loans and are valued at amortized cost, which approximates fair value. These amounts are categorized as Level 3.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Assets measured at fair value on a recurring basis as of December 31, 2009 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2009	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Asset Allocation Funds	$1,245,898	$1,245,898	—	—
Growth & Income Funds	6,053,437	6,053,437	—	—
Growth Funds	10,404,932	10,404,932	—	—
Income Funds	3,557,171	3,557,171
International Fund	2,196,714	2,196,714

Total Mutual Funds	23,458,152	23,458,152	—	—
Common Stock Fund:
Unitil Corporation Common Stock	4,534,046	4,534,046	—	—
MainStay Cash Reserves Fund I	219,882	219,882	—	—

Total Common Stock Fund	4,753,928	4,753,928	—	—
Stable Value Fund	7,725,056	—	7,725,056	—
Loan Fund	1,019,169	—	—	1,019,169

Total Assets	$36,956,305	$28,212,080	$7,725,056	$1,019,169

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Assets measured at fair value on a recurring basis as of December 31, 2008 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2008	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Asset Allocation Funds	$664,340	$664,340	—	—
Growth & Income Funds	4,359,158	4,359,158	—	—
Growth Funds	7,407,331	7,407,331	—	—
Income Funds	2,645,377	2,645,377
International Fund	1,794,277	1,794,277

Total Mutual Funds	16,870,483	16,870,483	—	—
Common Stock Fund:
Unitil Corporation Common Stock	3,716,112	3,716,112	—	—
MainStay Cash Reserves Fund I	182,609	182,609	—	—

Total Common Stock Fund	3,898,721	3,898,721	—	—
Stable Value Fund	6,868,426	—	6,868,426	—
Loan Fund	975,631	—	—	975,631

Total Assets	$28,613,261	$20,769,204	$6,868,426	$975,631

Changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2009 and 2008 were as follows:

Participant Loans – Year Ended December 31,	2009	2008
Balance at Beginning of Year	$975,631	$790,043
Receipts, Income and Disbursements, net	43,538	185,588

Balance at End of Year	$1,019,169	$975,631

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE H – INVESTMENTS

The table below shows the net appreciation in fair value of the Plan’s investments (including gains and losses on investments realized, as well as held during the year) for the year ended December 31, 2009:

For the Year Ended December 31, 2009
Registered Investment Companies (at fair value):
American Balanced Fund	$206,336
Growth Fund of America	1,837,131
MainStay High Yield Corporate Bond Fund	203,003
PIMCO Real Return Fund	100,740
PIMCO Total Return Fund	100,315
BlackRock LifePath Retirement Fund	6,956
BlackRock LifePath 2010 Fund	22,954
BlackRock LifePath 2020 Fund	62,644
BlackRock LifePath 2030 Fund	46,797
BlackRock LifePath 2040 Fund	41,212
MainStay S&P 500 Index Fund	226,867
Columbia Mid Cap Index Fund	66,213
Van Kampen Growth and Income Fund	518,877
Davis New York Venture Fund	111,063
Jennison Small Company Fund Z	104,944
Third Avenue Small Cap Value Fund	20,681
Van Kampen Mid Cap Growth Fund	113,206
JP Morgan Mid Cap Value Fund	117,128
Royce Low-Priced Stock Fund	309,047
TCW Galileo Value Opportunities Fund	2,487
Fidelity Advisor Diversified International Fund	354,256

4,572,857
Common Stock Fund (at fair value):
Unitil Corporation Stock Fund	480,797

Total	$5,053,654

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

The following table shows investments that represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2009 and 2008, respectively.

Funds (at fair value):	2009			2008
	Amount		% of Net Assets Available For Benefits	Amount		% of Net Assets Available For Benefits
Growth Fund of America	$7,437,974		19.9%	$5,639,977		19.0%
Stable Value Fund (New York Life Anchor Account)	$8,114,555	*	21.7%	$7,933,039	*	26.7%
Van Kampen Growth and Income Fund	$2,873,173		7.7%	$2,262,898		7.6%
Fidelity Advisor Diversified International Fund	$2,196,714		5.9%	$1,794,277		6.0%
PIMCO Total Return Fund	$1,893,791		5.1%	$1,425,231	**	4.8%
Unitil Corporation Stock Fund	$4,753,928		12.7%	$3,898,721		13.1%

*	Amount represents contract value for the investment.
**	Did not represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2008, only as of December 31, 2009.

NOTE I – UNITIL CORPORATION STOCK FUND

Information about the significant components of the change in net assets relating to the Unitil Corporation Stock Fund as of and for the year ended December 31, 2009 is as follows:

Fair Value, beginning of year	$3,898,721
Contributions:
Employee	252,401
Employer	69,427
Loan Repayments	83,088

Total Contributions	404,916

Interest and Dividend Reinvestment Income	259,206
Net Appreciation in Fair Value	480,797
Benefits Paid to Participants	(310,559)
Loans to Participants	(62,579)
Interfund Transfers and Other	83,426

Fair Value, end of year	$4,753,928

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE J – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Stable Value Fund are managed by affiliates of New York Life Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s investments are common shares of Unitil Corporation, the Plan’s sponsor, and loans to participants. These transactions also qualify as party-in-interest transactions.

NOTE K – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

As of December 31,	2009	2008
Net assets available for benefits per the financial statements	$37,345,804	$29,874,765
Adjustment from contract value to fair value for interest in fully benefit-responsive contract	(389,499)	(1,064,613)

Net assets available for benefits per the Form 5500	$36,956,305	$28,810,152

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

As of December 31,	2009
Net increase in net assets available for benefits per the financial statements	$7,471,039
Decrease in the adjustment from contract value to fair value for interest in fully benefit-responsive contract	675,114

Net increase in net assets available for benefits per the Form 5500	$8,146,153

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employer Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Insurer, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Balanced Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$1,617,474
	Growth Fund of America	“	n/a	n/a	n/a	n/a	n/a	7,437,974
*	Mainstay High Yield Corporate Bond Fund	“	n/a	n/a	n/a	n/a	n/a	902,986
	PIMCO Real Return Fund	“	n/a	n/a	n/a	n/a	n/a	760,394
	PIMCO Total Return Fund	“	n/a	n/a	n/a	n/a	n/a	1,893,791
	BlackRock LifePath Retirement Fund	“	n/a	n/a	n/a	n/a	n/a	245,813
	BlackRock LifePath 2020 Fund	“	n/a	n/a	n/a	n/a	n/a	514,326
	BlackRock LifePath 2030 Fund	“	n/a	n/a	n/a	n/a	n/a	272,236
	BlackRock LifePath 2040 Fund	“	n/a	n/a	n/a	n/a	n/a	213,523
	Columbia Mid Cap Index Fund	“	n/a	n/a	n/a	n/a	n/a	387,444
*	MainStay S&P 500 Index Fund	“	n/a	n/a	n/a	n/a	n/a	1,175,346
	Van Kampen Growth and Income Fund	“	n/a	n/a	n/a	n/a	n/a	2,873,173
	Davis New York Venture Fund	“	n/a	n/a	n/a	n/a	n/a	511,502
	Jennison Small Company Fund Z	“	n/a	n/a	n/a	n/a	n/a	400,306
	Third Avenue Small Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	99,368
	JP Morgan Mid Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	584,177
	Royce Low-Priced Stock Fund	“	n/a	n/a	n/a	n/a	n/a	1,011,810
	Van Kampen Mid Cap Growth Fund	“	n/a	n/a	n/a	n/a	n/a	359,795
	Fidelity Advisor Diversified International Fund	“	n/a	n/a	n/a	n/a	n/a	2,196,714
*	Stable Value Fund (New York Life Anchor Account)	Pooled Separate Account	n/a	3.18%	n/a	n/a	n/a	7,725,056
*	Unitil Corporation Stock Fund	Unitized Stock Fund	n/a	n/a	n/a	n/a	n/a	4,753,928
*	Participant Loans	Participant Loans	varies	4.25%-9.25%	n/a	n/a	—	1,019,169

	Total							$36,956,305

*	Represents a party-in-interest to the Plan

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employer Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2009

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expenses Incurred	(g) Cost of Asset	(h) Current Value	(i) Net Gain (Loss)
Category 1 – Single transaction exceeds 5% of value

None

Category 2 – Series of transactions with the same broker exceeds 5% of value

None

Category 3 – Series of transactions in the same security exceeds 5% of value

New York Life Trust Company	Stable Value Fund	$1,661,717	$—	n/a	n/a	$1,661,717	$1,661,717	$—

New York Life Trust Company	Stable Value Fund	—	1,738,235	n/a	n/a	1,738,235	1,738,235	—

New York Life Trust Company	Stable Value Fund	1,850,726	—	n/a	n/a	1,850,726	1,850,726	—

New York Life Trust Company	Stable Value Fund	—	1,927,244	n/a	n/a	1,927,244	1,927,244	—

Category 4 – Single transaction with one broker exceeds 5% of value

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 21, 2010	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer